

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Eithne O'Connor
President and Chief Executive Officer
Oconn Industries Corp.
Daws House
33-35 Daws Lane
London, England NW7 4SD
0-808-189-1222

> **Re: Oconn Industries Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 26, 2012**
> **File No. 333-184830**

Dear Mr. O'Connor:

We have reviewed the above-referenced filing and the related response letter dated December 24, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 5, 2012.

Prospectus Summary, page 3

1.   Please significantly revise the prospectus summary to limit the discussion of your planned future financing plans. The prospectus summary should be brief and focus on the key aspects of the offering that is most significant. See Instruction 503(a) of Regulation S-K.

Implications of Being an Emerging Growth Company, page 3

2.   Please refer to our prior comment 6 and address in the prospectus summary and in the risk factors the extent to which any of the exemptions for emerging growth companies are available to you as a smaller reporting company.

Risk Factors

"We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long…," page 9

3.   You state that you will not be required to make your first annual assessment of your internal control over financial reporting until the later of the year following your first

annual report <u>or</u> the date you are no longer an emerging growth company. Please revise to clearly indicate that you will be required to provide management's assessment of your internal control over financial reporting in your second annual report regardless of whether you continue to qualify as an emerging growth company.

<u>Description of Business, page 20</u>

4.   We note your revisions made in response to prior comment 13. You state that you will offer through your website "third-party advertising" and "sign up for personal online dating profile for men and women" and provide a match making service. Revise to describe how you will generate revenues through each of these services so as to give investors a clearer understanding of your operations.

<u>Plan of Operation, page 23</u>

5.   With each reference to a "subsequent offering," clearly state that you may not be able to sell your shares and raise any funds in those offerings. Further, clarify that the "budget" amounts you estimate represent the fund that you need and not the amounts that you have currently allocated from your existing capital resources. Please refer to prior comments 2 and 5 and revise the Business section on page 20 and the Plan of Operations section on page 24 accordingly.

6.   You state on page 24 that you "should be in full operation and taking on 225 days after the effectiveness of this registration statement." Given that you will need to seek additional financing, please provide support for this statement or revise to indicate that you will not be able to fully operate without additional financing.

<u>Competition, page 22</u>

7.   We note your response to prior comment 14. Given that you have no active website, have earned no revenues since your inception and will require significant additional financing to implement your business plan, it remains unclear why you consider the more established online dating services to be your direct competitor. Please advise or in the alternative, revise to discuss competitive conditions that exist generally in your intended market.

<u>Audit Report of Independent Accountants and Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 41</u>

8.   We note in the third paragraph of the audit report that your independent registered public accounting firm did not opine on the financial statements as of and for the period ended July 31, 2011 which is included in your registration statement. Please revise the audit report to include an opinion on the financial statements as of and for the period ended July 31, 2011.

<u>Exhibit 23.1</u>

9.   As previously requested, please revise the auditor's consent to reference all of the periods covered in the auditor's report. In this regard, the consent should either refer to the financial statements as a whole or to the statements of financial position as of July 31, 2011 and 2012, as well as the statements of operations and statements of cash flows for the periods ended July 31, 2011 and 2012 and the period from the date of inception to July 31, 2012.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3453 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3105.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Attorney-Advisor

cc: <u>Via Email</u>
        Karen A. Batcher, Esq.
        Synergen Law Group, APC